Exhibit (a)(1)(G)

IMMEDIATE ATTENTION REQUIRED

Re:	AVX Corporation Tender Offer

Dear Plan Participant:

Our records reflect that, as a participant in the AVX 401(k) Plan and/or the AVX Greenville LLC 401(k) Plan (individually a “Plan” or collectively the “Plans”), all or a portion of your account is invested in shares of an AVX Stock Fund. As a participant in the Plans, you have the right to direct Fidelity Management Trust Company (“Fidelity”), as trustee of the Plans, to tender the shares of AVX Corporation, a Delaware corporation (“AVX”), common stock credited to your account in the Plan.

Arch Merger Sub Inc. (the “Offeror”), a wholly owned subsidiary of Kyocera Corporation (“Kyocera”) is offering to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”) of AVX that Kyocera does not already own, at a purchase price of $21.75 per Share (the “Offer Price”), net to the seller in cash, without interest and subject to deduction for any required withholding taxes, upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase, dated March 2, 2020 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal, as it may be amended or supplemented from time to time (which, together with the Offer to Purchase, constitute the “Offer”). The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of February 21, 2020 (as it may be amended, modified or supplemented from time to time in accordance with its terms, the “Merger Agreement”), by and among AVX, Kyocera and the Offeror. The Merger Agreement provides, among other things, that as soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of the other conditions set forth in the Merger Agreement, the Offeror will merge with and into AVX (the “Merger”), with AVX continuing as the surviving corporation and a wholly owned subsidiary of Kyocera, without a vote of the stockholders of AVX, in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”). At the effective time of the Merger, each outstanding Share (other than Shares held by AVX, any of its subsidiaries, Kyocera, the Offeror or any subsidiary of Kyocera, or any stockholders who have properly exercised their appraisal rights under Section 262 of the DGCL) will be converted into the right to receive $21.75 per Share, net to the seller in cash, without interest and subject to deduction for any required withholding taxes. The Merger is subject to the satisfaction or waiver of certain conditions described in this Offer to Purchase.

Enclosed with your materials is a Trustee Direction Form that you can use to direct Fidelity to make a decision to tender with respect to Shares credited to your Plan account. If you wish to direct Fidelity concerning your account, you will need to complete the enclosed Trustee Direction Form and return it to Fidelity’s tabulator in the return envelope provided (or provide directions via the internet) so that your directions are RECEIVED by 4:00 p.m., Eastern time, on March 23, 2020, unless the shareholder election deadline is extended. If the shareholder election deadline is extended and if administratively feasible, the deadline for receipt of your direction will be 4:00 p.m., Eastern time, on the fourth business day prior to the shareholder election deadline, as extended.

The remainder of this letter summarizes the transaction, your rights under the Plan and the procedures for directing Fidelity regarding your tender election. Please also read in their entirety the enclosed Offer to Purchase and Solicitation / Recommendation Statement on Schedule 14D-9 provided by AVX, including the provisions related to your appraisal rights under Section 262 of the DGCL.

PARTICIPANT RIGHTS UNDER THE PLAN

The right to tender Shares for cash extends to the Shares held by the Plan. Only Fidelity, as trustee of the Plan, can tender the Shares held by the Plan. Nonetheless, as a participant in the Plan, you may direct Fidelity to tender the Shares credited to your Plan account, as further described below.

Unless otherwise required by applicable law, Fidelity will tender the Shares credited to participant accounts in accordance with participant directions, and Fidelity will not tender Shares credited to participant accounts for which it does not receive timely directions. Please note that if you do not properly complete the enclosed Direction Form and return it to Fidelity’s tabulator in a timely manner, or do not provide timely directions via the Internet, unless otherwise required by law Fidelity will not tender Shares credited to your account. However, as described in the Offer to Purchase, if the Merger is effected, at the effective time of the Merger, each outstanding Share (other than Shares held by AVX, any of its subsidiaries, Kyocera, Offeror or any subsidiary of Kyocera, or any stockholders who have properly exercised their appraisal rights under Section 262 of the DGCL) will be converted into the right to receive $21.75 per Share, net to the seller in cash, without interest and subject to deduction for any required withholding taxes. The Merger is subject to the satisfaction or waiver of certain conditions described in the Offer to Purchase.

Fidelity and the fiduciaries of the Plans make no recommendation regarding the Offer. EACH PARTICIPANT MUST INDEPENDENTLY DECIDE WHETHER OR NOT TO DIRECT FIDELITY TO TENDER HIS OR HER PLAN SHARES.

LIMITATIONS ON FOLLOWING YOUR DIRECTION

The Employee Retirement Income Security Act of 1974, as amended (“ERISA”), prohibits the sale of AVX Shares for less than “adequate consideration,” which is defined by ERISA for a publicly traded security as the prevailing market price on a national securities exchange. “Adequate consideration” will be determined on or about the date the AVX Shares are to be tendered by the trustee. On such date, if the prevailing or closing market price of AVX Shares on the New York Stock Exchange exceeds the value of the Offer (i.e. $21.75), Fidelity will not be able to follow your direction.

CONFIDENTIALITY

To assure the confidentiality of your decision, Fidelity’s tabulator will tabulate Plan participant directions. The tabulator will not make the results of your individual direction available to AVX, the Offeror or Kyocera.

PROCEDURE FOR DIRECTING THE TRUSTEE

You may provide direction to the Trustee through the Postal Service or through electronic submission. Instructions are provided below.

Via Mail Submission - Enclosed is a Direction Form that should be completed and returned in the enclosed envelope. Please note that the number of Shares credited to your Plan account as of February 25, 2020, is indicated on the form, above your 16-digit control number. However, for purposes of the final tabulation of the tender elections, Fidelity will apply your directions to the number of Shares credited to your account as of March 24, 2020. In the event that the AVX shareholder tender election deadline is extended, Fidelity, if feasible, will apply your direction to the number of Shares credited to your account as of three business days prior to the new AVX shareholder tender election deadline.

To properly complete the Direction Form with respect to the Offer, you must elect from the following three choices:

1. Tender all Shares credited to your Plan account. Check Box 1 to direct Fidelity to elect to tender all Shares credited to your account for $21.75 in cash per Share, pursuant to the terms of the Offer.

2. Tender none of the Shares credited to your Plan account. Check Box 2 to direct Fidelity not to tender any credited to your account into the Offer.

3. Tender a portion of the Shares credited to your Plan account. Check Box 3 and fill in the blank line provided with the percentage of Shares credited to your account you wish to direct Fidelity to tender on your behalf pursuant to the terms of the Offer. Unless otherwise required by law, Fidelity will not tender the remaining Shares credited to your account.

After completing the Direction Form, date and sign the form in the space provided and return the form in the enclosed envelope. You may also utilize the Internet to provide your directions.

Via Electronic Submission. If you wish to use the Internet to provide your directions to Fidelity, please go to the website www.proxyvote.com/tender. You will be asked to enter the 16-digit control number from your Direction Form into the box directly under “Enter Control Number” and click on the Submit button. You will then be able to provide your direction to Fidelity on the following screen. Fill in the blank box provided with the percentage of Shares credited to your account you wish to direct Fidelity to tender on your behalf into the Offer. You may choose to elect less than 100%; in such event the remaining percentage of the Shares credited to your account will be considered undirected. Please note that you are not allowed to elect more than 100%; you will get an error message if you do so and be asked to make a new election. The website will be available 24 hours per day through 4:00 p.m., Eastern time, on March 23, 2020.

Your tender offer direction will be deemed irrevocable unless withdrawn by 4:00 p.m. Eastern time, on March 23, 2020. In order to make an effective withdrawal of a prior direction, you must submit a new Direction Form, which may be obtained by calling Fidelity at 800-835-5095, from 8:30 a.m. through 8:00 p.m. (New York City time) Monday through Friday, or you must provide a new direction through the Internet. Upon receipt of a new direction, your previous direction will be deemed cancelled. Please note that the last timely, properly completed direction received by Fidelity’s tabulator from a participant or beneficiary will be followed.

After the Plan election deadline described above, the tabulator will complete the tabulation of all properly completed and timely delivered directions, and unless otherwise required by law, Fidelity, as trustee of the Plan, will tender the appropriate number of Shares. If you do not properly provide timely directions to Fidelity, unless otherwise required by law, Shares credited to your account will be considered undirected, and Fidelity will not tender any Shares credited to your account.

INDIVIDUAL PARTICIPANTS AND BENEFICIARIES IN THE PLANS WILL NOT RECEIVE ANY PORTION OF THE OFFER PROCEEDS DIRECTLY. ALL PROCEEDS WILL BE CREDITED TO PARTICIPANTS’ AND BENEFICIARIES’ ACCOUNTS AND MAY BE WITHDRAWN ONLY IN ACCORDANCE WITH THE TERMS OF THE PLANS.

EFFECT OF THE OFFER ON YOUR PLAN ACCOUNT

All transactions regarding the AVX Stock Fund in your account will be prohibited effective as of 4:00 p.m. New York City time on March 23, 2020, until all processing related to the Offer and/or Merger has been completed, unless the Merger Agreement, as described in the Offer to Purchase, is terminated. During this freeze on the AVX Stock Fund, you will be unable to direct or diversify investments into or out of the Stock Fund and you will also be unable to obtain a loan or a distribution from the Plan if you have assets in the AVX Stock Fund. Additionally, as of this date all contributions currently directed into the AVX Stock Fund will be mapped into the T. Rowe Price Retirement I Fund I Class based on your age.

In the event that the Offer expiration is extended after such a freeze, if feasible the freeze on transactions involving the AVX Stock Fund will be temporarily lifted until three business days prior to the new Offer expiration, as extended, at which time a new freeze on all transactions involving the Stock Fund will commence. You can call Fidelity at 800-835-5095 to obtain updated information on expiration dates, deadlines and Stock Fund freezes.

In the event that the Merger Agreement is terminated, all AVX Stock Fund freezes will be lifted as soon as feasible and you will again be able to execute transactions available for the Stock Fund.

PROCEEDS

Fidelity will invest all proceeds received through the Offer as soon as administratively possible after receipt of such consideration. Cash received by the Plan as a result of the Offer will be invested in the New York Life Anchor Account. It is expected that this investment of proceeds will take place the week of April 6, 2020. You may call Fidelity at 800-835-5095 (or access your account via the NetBenefits® website at www.netbenefits.com) after the reinvestment is complete to learn more about these and any additional effects of the Offer on your account.

As described previously, the Offer is being made pursuant to the Merger Agreement, as described in the Offer to Purchase. If the Merger is effected, at the effective time of the Merger, each outstanding Share (other than any Shares held by AVX, any of its subsidiaries, Kyocera, the Offeror or any subsidiary of Kyocera, or any stockholders who have properly exercised their appraisal rights under Section 262 of the DGCL) will be converted into the right to receive $21.75 per Share, net to the seller in cash, without interest and subject to deduction for any required withholding taxes, and Fidelity will receive Merger proceeds for any such untendered Shares within the Plan. You should receive, under separate cover, additional information on the effect of the Merger on your account under the Plan, including the investment of any proceeds related to the Merger.

SHARES OUTSIDE THE PLAN

If you hold Shares outside the plan, you will receive, under separate cover, Offer materials which can be used to tender such Shares. Those materials may not be used to direct Fidelity with respect to the Shares credited to your account under the Plan. The direction to tender Shares credited to your Plan account under the Plan may only be made by means of the enclosed Direction Form and in accordance with the procedures in this letter. Similarly, the enclosed Direction Form may not be used to tender non-Plan Shares.

APPRAISAL RIGHTS

If you would like to exercise your appraisal rights, please review the Schedule TO/Schedule 14D-9 in their entirety, follow all necessary steps under Section 262 of the DGCL, and promptly inform Fidelity of such election at the contact information included in this notice.

FURTHER INFORMATION

If you require additional information concerning the procedure to direct Fidelity to tender Shares credited to your Plan account under the Plan, please contact Fidelity toll free at 800-835-5095. If you require additional information concerning the terms and conditions of the Offer, please contact D.F. King & Co., Inc., the Information Agent, toll free at 1-800-249-5550.

Sincerely,

Fidelity Management Trust Company